EXHIBIT 4.2.7

CNH GLOBAL N.V. EQUITY INCENTIVE PLAN

2010 RESTRICTED STOCK UNIT AWARD AGREEMENT

This Restricted Stock Unit Award Agreement (“Agreement”) is entered into, effective as of September 30, 2010 (the “Grant Date”), by and between CNH Global N.V. ( the “Company”) and ________________ (the “Participant”) pursuant and subject to the CNH Global N.V. Equity Incentive Plan, as it may be amended from time to time (the “EIP”), as approved by the Corporate Governance and Compensation Committee of the Company’s Board of Directors (the “Committee”). Participant and the Company agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement. All capitalized terms not defined in this Agreement shall have the meaning stated in the EIP. If there is any inconsistency or conflict between the terms of this Agreement and the terms of the EIP, the terms of the EIP shall control and govern unless this Agreement expressly states that an exception to the EIP is being made.

1.	Grant of Restricted Stock Units. Subject to the terms and conditions of this Agreement and the EIP (which is incorporated herein by reference), the Company hereby grants to the Participant an Award of __________ Restricted Stock Units (the “Units”), whose vesting shall be pursuant to and in accordance with Schedule A of this Agreement and is subject to both (a) the Participant’s continuous active employment with the Company and (b) the Participant achieving the acceptable level of individual performance. A Unit is a stock equivalent and constitutes a promise of the Company to deliver (or cause to be delivered) to the Participant, subject to the terms, conditions and restrictions of this Agreement and the EIP, a share of the Company’s common stock on the Settlement Date as provided herein (individually, each a “Share” and collectively, the “Shares”).

2.	Date and Conditions of Vesting. Unless duly deferred by the Participant in accordance with Section 4, upon vesting (as determined pursuant to and in accordance with Schedule A of this Agreement), each Unit will be settled by payment of one Share, free of any restrictions. Payment of the non-deferred Shares shall be made as soon administratively feasible (“Settlement Date”) after the Committee certifies the Participant’s satisfaction of the continuous active employment with the Company and achievement of the acceptable level of individual performance during the applicable vesting period, but in no event later than March 15th of the year following the year to which the Award (or portion thereof) relates, subject to any delay of the payment due to unforeseeable events beyond the control of the Company; provided that:

(a)	The Participant is still an employee of the Company at the applicable Settlement Date; or

(b)	One of the following events occurs prior to the applicable Settlement Date but after the satisfaction of the applicable vesting requirements prescribed in Schedule A: Participant’s death, Total Disability (as defined in Section 2(c)), approved leave of absence, retirement at age 65 or older, involuntary layoff or transfer to any other affiliate of the Company, in which case the Participant shall be deemed to be an employee of the Company for purposes of Section 2(a) at the applicable Settlement Date next following the occurrence of such event.

(c)	“Total Disability” means, as determined in good faith by the Company, the permanent inability of the Participant, as a result of accident or sickness, to perform such Participant’s occupation or employment for which the Participant is suited by reason of the Participant’s previous training, education and experience and which results in the termination of the Participant’s employment.

3.	Forfeiture of Award. All outstanding Units shall be forfeited upon the date:

(a)	The Participant’s employment with the Company is terminated for any reason (other than as provided in Section 2(b)) prior to the Settlement Date; or

(b)	The Committee determines that the Participant’s individual performance criteria set forth in Schedule A is not satisfied.

4.	Elective Deferrals.

(a)	The Committee may establish procedures pursuant to which the Participant may elect to defer, until a time or times later than the Settlement Date, receipt of a portion of the Shares otherwise payable to the Participant hereunder, all on such terms and conditions as the Committee (or its designee) shall determine in its sole discretion. If any such deferrals are permitted for the Participant, then notwithstanding any provision of this Agreement or the EIP to the contrary, a Participant who elects such deferral shall not have any rights to payment of the deferred Shares unless and until the date on which payment is made to the Participant upon the expiration of the deferral period. The Committee further retains the authority and discretion to modify and/or terminate existing deferral elections, procedures and distribution options.

(b)

Notwithstanding any provision to the contrary in this Agreement, if deferral of Shares is permitted by the Committee pursuant to Section 4(a), each provision of this Agreement shall be interpreted to permit the deferral of compensation only as allowed in compliance with the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended, including regulations and other applicable authorities promulgated thereunder (“Code Section 409A”), and any provision in this Agreement that would conflict with the requirements of Code Section 409A shall not be valid or enforceable. The Participant acknowledges, without limitation, and consents that application of Code Section 409A to this Agreement may require payments under this Agreement to be provided under such other conditions necessary to comply with the requirements of Code Section 409A. The Participant and the Company further hereby agree to execute such further instruments and take such further action as reasonably may be necessary to comply with Code Section 409A.

5.	Adjustments. In the event of Company reorganization under Section 13 of the EIP, the Units granted under this Agreement shall be subject to such equitable adjustments as the Committee, in its sole discretion, may deem appropriate, including, but not limited to, shares of the Parent.

6.	Withholding for Taxes. To the extent that the receipt of this Award, vesting, or the delivery of the Shares with respect to any Units earned hereunder results in a withholding obligation for social contributions and/or taxes, the Company, in its sole discretion, may withhold Shares or any cash or other form of remuneration thereafter payable to the Participant to satisfy its withholding obligations required by law or regulations.

7.	Rights as Stockholder. The Participant shall have no rights as a stockholder with respect to any Unit granted under this Award prior to the date on which the Participant is recorded as the holder of Shares on the records of the Company.

8.	Employment. Neither the granting of the Units nor any term or provision of this Agreement shall constitute or be evidence of any understanding, expressed or implied, on the part of the Company or any of its subsidiaries to guarantee the Participant’s continued employment with the Company or the Participant’s continued participation in the EIP in future years.

9.	Non-Transferability.

(a)	Absent prior written consent of the Committee or except as otherwise provided in the EIP, the Award granted hereunder to the Participant may not be sold, assigned, transferred, pledged or otherwise encumbered, whether voluntarily or involuntarily, by operation of law or otherwise; provided, however, that the transfer of any Shares earned hereunder shall not be restricted by virtue of this Agreement.

(b)

Consistent with the foregoing, except as contemplated by Section 10 no right or benefit under this Agreement shall be subject to transfer, anticipation, alienation, sale, assignment, pledge, encumbrance or charge, whether voluntary, involuntary, by operation of law or otherwise, and any attempt to transfer, anticipate, alienate, sell, assign, pledge, encumber or charge the same shall be void. No right or benefit hereunder shall in any manner be liable for or subject to any debts, contracts, liabilities or torts of the person entitled to such benefits. If the Participant or the Participant’s Beneficiary (as defined in Section 10) hereunder shall attempt to transfer, anticipate, alienate, assign, sell, pledge, encumber or charge any right or benefit hereunder, other than as contemplated by Section 10, or if any creditor shall attempt to subject the same to a writ of garnishment, attachment, execution sequestration, or any other form of process or involuntary lien or seizure, then such attempt shall have no effect and shall be void.

10.	Assignment and Transfers. Prior to the end of the applicable vesting period, as prescribed in Schedule A and the delivery of the Shares with respect to any vested Units granted hereunder, the Award is not transferable (either voluntarily or involuntarily), other than pursuant to a domestic relations order. The Participant may designate a beneficiary or beneficiaries (the “Beneficiary”) to whom the Units will pass upon the Participant’s death and may change such designation from time to time by filing a written designation of beneficiary on such form as may be prescribed by the Company, provided that no such designation shall be effective until filed with the Company. Following the Participant’s death, the Units will pass to the designated Beneficiary and such person will be deemed the Participant for purposes of any applicable provisions of this Agreement. If no such designation is made or if the designated Beneficiary does not survive the Participant’s death, the Units shall pass by will or, if none, then by the laws of descent and distribution.

11.	Compliance with Securities Laws. The Company will not be required to deliver any Shares pursuant to this Agreement, if, in the opinion of counsel for the Company, such issuance would violate the Securities Act of 1933 or any other applicable federal or state securities laws or regulations or applicable stock exchange requirements. Prior to the issuance of any Shares pursuant to this Agreement, the Company may require that the Participant (or the Participant’s Beneficiary or legal representative upon the Participants’ death or Disability, as applicable) enter into such written representations, warranties and agreements as the Company may reasonably request in order to comply with applicable securities laws or with this Agreement.

12.	Amendment. This Agreement may be amended by the Committee at any time, provided that, except as otherwise provided in the EIP, no such amendment, without the written consent of the Participant, shall adversely affect the rights of the Participant granted hereunder.

13.	Miscellaneous.

(a)	Compliance with Code Section 409A. It is the intention of the Company and the Participant that his Agreement not result in an unfavorable tax consequences to the Participant under Code Section 409A. Accordingly, the Participant consents to any amendment of this Agreement as the Company may reasonably make in furtherance of such intention, and the Company shall promptly provide, or make available to, the Participant a copy of such amendment. Any such amendments shall be made in a manner that preserves to the maximum extent possible the intended benefits to the Participant. This Section 13(a) does not create an obligation on the part of Company to modify this Agreement and does not guarantee that the amounts or benefits owed under the Agreement will not be subject to interest and penalties under Code Section 409A.

(b)	Headings. The headings in this Agreement are inserted for convenience only and shall have no significance in the interpretation of this Agreement.

(c)	Entire Agreement. This Agreement, Schedule A, which is attached hereto and shall be deemed to be a part of this Agreement, the EIP, and any and all other attachments hereto, contain the entire agreement between the parties with respect to the transactions contemplated hereunder and supersede any prior arrangements or understandings with respect thereto, written or oral. No agreements or representations, oral or otherwise, expressed or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement, including the EIP, and any and all attachments hereto. You may access a copy of the EIP via the internet through the following link: www:///___________. You may also contact the Company’s Human Resources Department, Global Compensation and Benefits for a copy of the EIP.

(d)	Successors and Assigns. The terms and conditions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, executors, agents, trustees, administrators, successors, and assigns.

(e)	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, U.S.A., without regard to the conflicts of law principles of any jurisdiction, except to the extent federal law may be applicable.

(f)	CONSENT TO JURISDICTION. BY ACCEPTING THIS AWARD, THE PARTICIPANT EXPRESSLY AND IRREVOCABLY AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT LOCATED IN WILMINGTON, DELAWARE, U.S.A. IN RESPECT OF ANY MATTER HEREUNDER. This includes any action or proceeding to compel arbitration or to enforce an arbitration award.

(g)	Arbitration. Any and every dispute or difference arising under, or in relation to this Agreement, including any dispute or difference as to the validity, meaning or effect hereof, shall be finally settled by arbitration in Wilmington, Delaware, U.S.A. under the Rules of the United States Federal Arbitration Act. The arbitration award shall be final and binding and shall deal with the question of the costs of arbitration and all matters relating thereto. The arbitrator is not empowered to award damages in excess of reasonable actual damages.

(h)

No Right to Future Grants. The grant of the Units is voluntary and does not create any contractual or other right to receive future grants of Units, or benefits in lieu of Units, even if Units have been granted repeatedly in the past. All decisions with respect to future grants, if any, will be at the sole discretion of the Committee. The Units are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments. The future value of the underlying Shares is unknown and cannot be predicted with certainty. No claim or entitlement to compensation or damages arises from forfeiture or termination of the Units or diminution in value of the Units or the underlying Shares and you irrevocably release the Committee, the Company and/or its subsidiaries from any such claim that may arise. The EIP is established voluntarily by the Company, it is discretionary in nature and it may be modified, suspended or terminated by the Company at any time, as provided in the EIP. Your participation in the EIP is voluntary.

(i)	Employee Data Privacy. You hereby explicitly consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, the Company and its subsidiaries for the exclusive purpose of implementing, administering and managing your participation in the EIP. You understand that the Company holds certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Units or any other entitlement, for the purpose of implementing, administering and managing the EIP (“Data”). You understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the EIP, that these recipients may be located in your country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local Human Resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the EIP, including any requisite transfer of such Data as may be required to a broker or other third party with whom you may elect to deposit any shares acquired. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the EIP. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local Human Resources representative. You understand, however, that refusing or withdrawing your consent may affect your ability to participate in the EIP. For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local Human Resources representative.

14.

Electronic Delivery. The Company may, in its sole discretion, deliver any documents related to the Units awarded under this Agreement or the EIP by electronic means or request the Participant’s consent to participate in the administration of this Agreement and the EIP by electronic means. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the EIP through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

IN WITNESS WHEREOF, this Agreement has been executed by the Company and accepted by the Participant, effective as of the date first above written.

CNH GLOBAL N.V.

Linda Knoll

Senior Vice President, Human Resources

ACCEPTED:

By:	Date:
Participant: print name and sign

Attachment:

Schedule A: Vesting of Restricted Stock Units Award

SCHEDULE A

VESTING OF RESTRICTED STOCK UNITS AWARD

The following continuous employment and individual performance criteria conditions must be achieved for vesting of the Award (or any portion thereof):

The Units granted pursuant to this Agreement will vest ratably at approximately one-third (1/3) per year over a period of three (3) years subject to (1) the Participant’s continuous active employment with the Company during the applicable vesting period beginning on September 30, 2010 and ending on each of the following dates, and (2) the Participant’s individual performance and leadership evaluation for the applicable vesting period being acceptable:

(a)	(actual #) of the Units will vest on September 30, 2011

(b)	(actual #) of the Units will vest on September 30, 2012

(c)	(actual #) of the Units will vest on September 30, 2013.

To the extent the foregoing continuous employment and individual performance conditions are not achieved, the Award (or portion thereof) shall not be earned, vested, or payable under this Agreement. The achievement of the foregoing continuous employment and individual performance criteria conditions shall be determined by the Committee, in its sole discretion, as soon as practical after the end of the applicable vesting period.